

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Chiyuan Deng
Chief Executive Officer
AB INTERNATIONAL GROUP CORP.
48 Wall Street
Suite 1009
New York , NY 10005

   Re: AB INTERNATIONAL GROUP CORP.
    Registration Statement on Form S-1
    Filed August 4, 2022
    File No. 333-266505

Dear Mr. Deng:

  We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

General

1. We note your response to comment 1 of our letter dated March 2, 2022 relating to the Post Effective Amendment to your prior registration statement and your assertion therein that you no longer have any assets in China or Hong Kong. However, it appears that the website related to your NFT movie and music marketplace operations, starestnet.io is written in Chinese and appears to be targeting that market. Please provide detailed disclosure regarding the circumstances in which you divested yourself of the assets in China or Hong Kong and clarify whether you are still targeting the Chinese market with your newly acquired assets, whether the majority of your revenues are from China, and whether you still have any officers or operations located in China. Please provide a more

detailed analysis in light of the factors above as to why you believe the prior comments from the letter dated March 2, 2022 do not apply to your company or revise the registration statement to comply with the prior comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Scott Doney, Esq.